Rydex Specialized Products LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

February 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Mail Stop 3720
Attn:  Terry French
           Gopal Dharia

Re:	CurrencySharesSM British Pound Trust (File No. 1-32906)
CurrencySharesSM Australian Dollar Trust (File No. 1-32911)
CurrencySharesSM Canadian Dollar Trust (File No. 1-32910)
CurrencySharesSM Mexican Peso Trust (File No. 1-32909)
CurrencySharesSM Swiss Franc Trust (File No. 1-32907)
CurrencySharesSM Swedish Krona Trust (File No. 1-32908)
Item 4.02(a) of Form 8-K
Filed on January 22, 2007

Ladies and Gentlemen:

        In regard to the above-referenced Current Reports on Form 8-K, the undersigned, as CEO and Treasurer of Rydex Specialized Products LLC, the sponsor (the “Sponsor”) of CurrencySharesSM British Pound Trust, CurrencySharesSM Australian Dollar Trust, CurrencySharesSM Canadian Dollar Trust, CurrencySharesSM Mexican Peso Trust, CurrencySharesSM Swiss Franc Trust, and CurrencySharesSM Swedish Krona Trust, (the “Trusts”), hereby acknowledges on behalf of the Trusts that:

•	The Sponsor on behalf of the Trusts is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Sponsor and the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
CURRENCYSHARESSM BRITISH POUND TRUST
CURRENCYSHARESSM AUSTRALIAN DOLLAR TRUST
CURRENCYSHARESSM CANADIAN DOLLAR TRUST
CURRENCYSHARESSM MEXICAN PESO TRUST CURRENCYSHARESSM SWISS FRANC TRUST
CURRENCYSHARESSM SWEDISH KRONA TRUST
By Rydex Specialized Products LLC
Sponsor of the Trusts
By: /s/ Carl G. Verboncoeur
Carl G. Verboncoeur
CEO and Treasurer

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